July 7, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Andi Carpenter
Claire Erlanger
Thomas Jones
Jay Ingram

Re:	Billion Group Holdings Limited
Draft Registration Statement on Form F-1
Submitted May 30, 2025 CIK No. 0002069821

Ladies and Gentlemen:

On behalf of our client, Billion Group Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company” or “We”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 25, 2025 on the Company’s Draft Registration Statement on Form F-1 submitted on May 30, 2025. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated June 25, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 submitted May 30, 2025

Cover Page

1.	Please disclose that investors may never hold equity interests in the Hong Kong operating entity .

In response to the Staff’s comments, we have revised our disclosure on the cover page to explicitly state that investors hold shares of a Cayman Islands holding company and do not have direct equity interests in the Hong Kong operating subsidiary. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. Please refer to the section entitled “Risk Factors” starting on page 11 of this prospectus for a discussion of information that should be considered before making a decision to purchase our Ordinary Shares.

2.	Provide prominent disclosure about the legal and operational risks associated with having your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comments, we have revised our disclosure on page 11 to describe how recent statements and regulatory actions by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

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3.	Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state.

We have revised our disclosure on page 4 in response to the Staff’s comments.

4.	We note the cross-reference on the cover page to the risk factor that “To the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.” However, such a risk factor is not included in the Risk Factors section. Please advise or revise.

In response to the Staff’s comments, we have revised the cross-reference disclosure on the cover page to direct readers to the detailed risk discussion under “Risk Factors — Risks Related to Doing Business in Hong Kong”. We have concurrently removed the inconsistent content in the Risk Factors section and enhanced the prospectus-wide clarity regarding the applicability of PRC legal and operational risks to our Hong Kong operations.

5.	We note your disclosure on the cover page and elsewhere in your prospectus, such as the disclosure on pages 16 and 102, that you have been “advised” by your counsel. Please clarify whether relying on counsel’s “advice” is the same as relying on counsel’s opinion. If so, please revise in all applicable areas to specifically state that the company has relied upon an opinion of counsel.

In response to the Staff’s comments, we have revised our disclosure on page 16 and page 102 to clarify that we have relied upon opinions of counsels.

6.	We note the cross-reference on the cover page to the risk factor on page 33 that “Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021.” However, such a risk factor is not included in the Risk Factors section. Please revise and update the disclosure accordingly.

In response to the Staff’s comments, we have revised the disclosure on the cover page to update the statutory reference in accordance with the amendments under the Consolidated Appropriations Act, 2023, which reduced the PCAOB non-inspection period triggering trading prohibitions from three consecutive years to two consecutive years. Concurrently, we have enhanced the Summary of Risk Factors on page 7 to explicitly state the two-year inspection threshold under the amended Holding Foreign Companies Accountability Act (“HFCA Act”). Furthermore, we have substantively expanded the Risk Factors section on page 34  to incorporate a dedicated analysis of the reduced inspection timeline, eliminating all obsolete references to the original three-year framework and “beginning in 2021” timeframe while disclosing ongoing regulatory uncertainties regarding PCAOB inspection access and potential SEC rulemaking implications under the revised statutory regime.

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Prospectus Summary, page 1

7.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, we have revised the disclosure in the “Prospectus Summary” section on page 1  to include a new paragraph stating that: (i) based on management’s assessment of no material PRC operations, neither the Company nor its Hong Kong subsidiary is currently required to obtain permissions or approvals from PRC authorities (including CSRC or CAC) for the U.S. listing or business operations; (ii) no such permissions or approvals have been applied for or denied; and (iii) if future permissions are not obtained/maintained, our assessment proves incorrect, or laws change requiring approvals, consequences may include sanctions, fines, operational restrictions, limitations on dividends or fund repatriation, business restructuring, cessation of PRC operations, offering suspension, and material adverse effects on our business and Ordinary Share value.

8.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

We have revised our disclosure on page 4 in response to the Staff’s comments.

Summary of Risk Factors, page 4

9.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comments, we have revised the disclosure in the Risk Factors section to clarify risks arising from the legal system in China. Please refer to the risk factor “All of our operations are in Hong Kong. However, due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares. Our Operating Subsidiaries in Hong Kong may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our Ordinary Shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 11 and the risk factor “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We will likely be required to make a filing with/obtain approval from Chinese authorities to list on U.S. exchanges. If we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we would not be able to continue listing on U.S. exchanges and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.” on page 12.

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Risk Factors, page 11

10.	Please provide a risk factor to discuss your dependence on any particular customer(s) and whether you have been able to historically retain your customers and attract new customers. To the extent that the loss of any particular customer(s) would have a material impact on your results of operations, please identify the customer(s). Please include similar disclosure in the Customers section on page 64. Also, expand the disclosure on page 64 to discuss the material terms of your agreements with such customers. In this regard, we note the disclosure on page 17 about agreements with customers and the disclosure on page 64 that revenue from three of your customers accounted for approximately 22%, 18%, and 16% of your total revenue in the fiscal year ended December 31, 2024.

In response to the Staff’s comments, we have revised the relevant statements in the prospectus as set out below:

(a)	In terms of dependence on particular customers, we have added a new risk factor in the “Risks Relating to Our Business and Industry” on page 21: “Our business success and results of operations are significantly dependent on our ability to retain existing customers and attract new ones.” We have also made corresponding changes to Summary of Risk Factors section for consistency.

(b)	We have expanded the disclosure in the Business section on page 64 by adding a new subsection titled “General terms with customers.” This new subsection discusses the material terms of our agreements with significant customers, including product description, contract term, pricing mechanism, order & payment, delivery terms, quality assurance, termination rights, and dispute resolution.

The Chinese government exerts substantial influence over the manner, page 12

11.	Please remove the second sentence in the title of this risk factor given the disclosure elsewhere in your prospectus that you have been advised by counsel.

In response to the Staff’s comments, we have revised the disclosure in the Risk Factors section on page 12 by removing the second sentence of the risk factor titled “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities”.

Our business is affected by the quality and quantity of the products, page 19

12.	If the loss of any particular supplier(s) would have a material impact on your results of operations, revise the disclosure in this risk factor to identify the supplier(s) and discuss your dependence on this supplier(s). Please include similar disclosure in the Suppliers section on page 63. Also, expand the disclosure on page 63 to discuss the material terms of your agreements with such suppliers. In this regard, we note the disclosure on page 60 about your “long-term collaborations with established suppliers” and the disclosure on page 64 that two of your suppliers accounted for approximately 57% and 21% of your total purchase amount in the fiscal year ended December 31, 2024.

In response to the Staff’s comments, we have revised the relevant statements in the prospectus as set out below:

(a)	We have added a new risk factor in the “Risks Relating to Our Business and Industry” on page 19: “Our operations are critically reliant on a limited number of suppliers.” We have also made corresponding changes to Summary of Risk Factors section for consistency.

(b)	We have expanded the disclosure in the Business section on page 64 by adding a new subsection titled “General terms with suppliers.” This new subsection discusses the material terms of our agreements with significant suppliers, including contract term, pricing, credit and payment terms, and delivery arrangements.

13.	Please reconcile the disclosure about “all of our suppliers are from Hong Kong” in the second paragraph of this risk factor with the disclosure in the first full sentence on page 13 about “our PRC suppliers.” Also, reconcile the disclosure about your major supplier in the last paragraph of this risk factor with the disclosure in the first paragraph of the Our Suppliers section on page 63.

In response to the Staff’s comments, we have revised the relevant statement in the Risk Factors section on page 13 to clarify that we do not have PRC suppliers.

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We are subject to credit risk in relation to the collectability of our trade receivables, page 23

14.

Please expand the disclosure in this risk factor to discuss, if material, the extent to which payments in full have not been made to the company on a timely basis from customers mentioned in Note 5 on page F-1.

The company amended page 26 of the Amendment in response to the Staff’s comments.

Certain judgments obtained against us by our shareholders may not be enforceable, page 31

15.	We note the disclosure on page 32 that “Robertsons, our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong.” However, there is no reference to Robertsons in the exhibit index on page II-3. Please advise or revise accordingly.

In response to the Staff’s comments, we have updated the disclosure on page 32 to correctly reflect our retained Hong Kong legal counsel and ensure consistency throughout the document.

We have incurred significantly increased costs, page 33

16.	Please clarify the disclosure in this risk factor. For example, we note the disclosure that “We were listed on the Nasdaq on [*]. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices.” However, we note that you are not yet a public reporting company.

In response to the Staff’s comments, we have revised our disclosure in the Risk Factors section on page 33 to clarify that we are not yet a public reporting company and to consistently reflect all related obligations, costs, and operational impacts as future expectations contingent upon the effectiveness of our registration statement and Nasdaq listing.

Regulations, page 67

17.	We note the disclosure in this section about regulations in Hong Kong. Please expand the disclosure to discuss the regulations to which you will be subject to in the markets you intend to operate. For example, we note the disclosure in the first full paragraph on page 63 about the Mainland China market.

In response to the Staff’s comments regarding the disclosure of Hong Kong regulations and intended market operations, we have added detailed regulatory disclosures on pages 67-68 to comprehensively cover requirements applicable to our operations.

Related Party Transactions, page 77

18.	Please revise your disclosure regarding the management fees paid to China Eco-farming Limited and Kingtop Asia Investment Limited to describe the services provided. Also, file as exhibits the agreements made in connection with the related party transactions.

In response to the Staff’s comments, the Company amended page 77 of the Amendment.

Harmony Alliance was a subsidiary of China Eco-farming Limited before March 31, 2024. The former holding company charged management fee to Harmony Alliance for its share of administrative services provided on group basis.

Kingtop Asia Investment Limited charged management fee to the Group for provision of office space, supplies of electricity and water, equipment usage, human resources management and other administrative services.

19.	Please expand the disclosure on page 77 to identify the former related companies.

In response to the Staff’s comments, the Company amended page 77 of the Amendment.

20.	Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F.

In response to the Staff’s comments, the Company amended page 77 of the Amendment.

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Hong Kong, page 103

21.	We note the disclosure on page 103 that the opinion of SH Wong & Co. will be attached to this prospectus as Exhibit 5.2. However, there is no reference in the exhibit index on page II-3 to either SH Wong & Co. or Exhibit 5.2. Please advise or revise accordingly.

In response to the Staff’s comments, we have filed the Hong Kong Legal Opinion of SH Wong & Co. in relation to Billion Group Holdings Limited as an exhibit and added corresponding entry in the exhibit index.

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

22.	Please explain to us the nature of the HK$8,193,768 increase to equity in 2024 for additional paid-in capital of a subsidiary. In this regard it appears to also be presented as a cash inflow on the statement of cash flows. Please explain.

In response to the Staff’s comments, the Company amended page F-5 of the Amendment.

Pursuant to the sale and purchase agreement of shares in Harmony Alliance dated March 31, 2024, in the event the total proceeds from disposal of assets or recovery of accounts receivable of Billion Enterprise International Limited fall short of the total liabilities (the “Shortfall”) as shown on the audited financial statements of Billion Enterprise International Limited for the year ended December 31, 2023, China Eco-farming Limited as the seller undertook to reimburse the buyers for the Shortfall. The Shortfall amounted to HK$8,193,768 was assigned by the buyers to the Group as additional paid-in capital.

Notes to Consolidated Financial Statements

Description of Business, page F-7

23.	According to the timeline provided, Billion Group Holdings Limited was incorporated on May 6, 2025. It is also noted that Billion Group Holdings Limited plans to acquire 100% of the equity interest in Harmony Alliance, with the transaction expected to be completed by the end of June 2025. Please address the following:

●	Revise your disclosure to explain how your company will account for the acquisition of Harmony Alliance Holdings Limited, citing applicable US GAAP.

●	In light of the fact that it appears that the financial statements and related disclosures are presented as if this transaction has already occurred, please explain to us why you have used this presentation prior to the date the transaction is finalized. As part of your response, please tell us if the historical financial statements included in the filing are those of the operating entity, or Harmony Alliance, and specifically address whether Harmony Alliance has any investments other than the 100% ownership interest in Billion Enterprise International Limited, the operating entity at the time of the reorganization. In this regard we note that the related party disclosures include several entities that were subsidiaries of Harmony Alliance until March 2024. Please explain.

In response to the Staff’s comments, the Company amended page F-7 of the Amendment.

The Company, Harmony Alliance and Billion Enterprise International Limited are controlled by the same controlling shareholder before and after the reorganization; therefore, the reorganization is considered a recapitalization of entities under common control. The recapitalization of the Group was accounted for at historical cost, with no goodwill or intangible assets recorded, and the consolidated financial statements are presented as if the aforementioned transactions were effective as of the beginning of the first period presented. Results and operations for the periods presented comprise those of the previous separate entities combined from January 1, 2023.

The consolidated financial statements include the financial statements of the Company, Harmony Alliance and Billion Enterprise International Limited.

Harmony Alliance had equity investment in other companies. However, those companies were not acquired by the current investors pursuant to the sale and purchase agreement of shares in Harmony Alliance dated March 31, 2024. In this regard, the management is of the opinion that Harmony Alliance does not have control over those companies and thus excluded in the consolidated financial statements.

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(g) Revenue Recognition, page F-8

24.	We note your disclosure that your revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation have been fulfilled, which is when the ownership of the related goods are transferred to the customer. However, we note elsewhere in the filing that most of your products are delivered directly from the suppliers to the customers. Please provide us your analysis, and revise your disclosure to explain how you determined you are principal in these transactions rather than an agent. As part of your response and revised disclosure, please clearly explain the nature of any control you have over the goods before they are transferred to the customer. See guidance in ASC 606-10-55-36 through 55-40.

In response to the Staff’s comments, the Company amended page F-7 of the Amendment.

As disclosed in note 1(g), our revenues are recognized at the point in time when control transfers and our obligation have been fulfilled, which is when the ownership of the related goods are transferred to the customer, that is, when the goods were delivered to the customers.

The Group has assessed and concluded that it acts as a principal, as it controls the underlying food products before they are transferred to the end users (customers).

Recent Sales of Unregistered Securities, page II-1

25.	Please include the information required by Item 701 of Regulation S-K.

In response to the Staff’s comments, we have included the required disclosure pursuant to Item 701 of Regulation S-K in the prospectus, which details our historical securities issuances including pre-listing share transfers and initial allocations.

Undertakings, page II-2

26.	Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

In response to the Staff’s comments, we have revised Item 9. Undertakings on page II-1 to supplement the required undertakings pursuant to Item 512(a)(6) of Regulation S-K.

Signatures, page II-3

27.	Please revise to identify the individual signing in the capacity of your principal accounting officer or controller. For guidance, see Instruction 1 to the Signature page on Form F-1. See Instruction 1 to Signatures in Form F-1.

In response to the Staff’s comments, we have revised the Signature page to designate Mr. Chen Xin as “Chief Executive Officer and Executive Director (Principal Executive Officer)” in compliance with Instruction 1 to Form F-1.

Exhibits

28.	Please file as an exhibit the consent of Frost & Sullivan. We note your disclosure on page 25 that you have engaged Frost & Sullivan to prepare a commissioned industry report analyzing the premium food and beverage supply chain management solutions market.

In response to the Staff’s comments, we have filed the Consent of Frost & Sullivan Limited as an exhibit and added corresponding entry in the exhibit index.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner Concord & Sage PC

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